Filed pursuant to 424(b)(3)
Registration No. 333-153135

SUPPLEMENT NO. 2
DATED MARCH 2, 2011
TO THE PROSPECTUS DATED JANUARY 31, 2011
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated January 31, 2011 and Supplement No. 1 dated January 31, 2011.  Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•	the status of our initial public offering;

•	our potential transition engagement of a new dealer manager for this offering and the risks associated with such a transition;

•	a revised amount outstanding under our loan to the owner of our current dealer manager; and

•	an updated mailing address for our current dealer manager.

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.  On November 17, 2010 we suspended this offering while we restated our audited financial statements for the year ended December 31, 2009 and our unaudited financial statements for the periods ended March 31, 2010 and June 30, 2010.  On January 31, 2011, our post-effective amendment that included revised financial statements was declared effective by the SEC and we expect to recommence this offering upon the filing of this prospectus supplement with the SEC.

As of February 28, 2011, we had accepted aggregate gross offering proceeds of $6.2 million related to the sale of 670,652 shares of common stock, exclusive of DRP shares.  Accordingly, as of February 28, 2011, there are approximately 99,329,348 primary shares remaining for sale in this offering.  Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania or Ohio.  After we have accepted subscriptions totaling at least $50 million, we expect to offer our shares to and admit investors in Ohio.

Transition of Dealer Manager

We are in the process of seeking regulatory approval to transfer the dealer manager duties for this offering from our current dealer manager, Select Capital Corporation, a third party, to Halcyon Capital Markets, LLC, our affiliate.  An affiliate of our sponsor, BR Capital Markets, LLC currently owns a 20% interest in Halcyon Capital Markets, and the remaining 80% interest is owned by Halcyon Holdings, LLC.  BR Capital Markets is 100% owned by R. Ramin Kamfar, a principal of our advisor.   It is expected that transitioning the offering from a third-party dealer manager to an affiliated dealer manager will provide us with significant benefits, which we believe will lead to greater sales of shares.  We expect that prior to Halcyon Capital Markets assuming dealer manager responsibilities for this offering, BR Capital Markets will acquire an 80% interest in Halcyon Capital Markets.  Halcyon Capital Markets is a Massachusetts limited liability company, headquartered at 5775 Wayzata Boulevard, Suite 960, Minneapolis, Minnesota, 55416.

We expect that upon receipt of all required regulatory approvals, Halcyon Capital Markets will assume the role of dealer manager for the remainder of the offering period.  We are currently negotiating the terms of the dealer manager agreement with Halcyon Capital Markets; however, we expect the terms would be substantially the same as our current dealer manager agreement with Select Capital Corporation.  Pursuant to the terms of our dealer manager agreement with Select Capital Corporation, should we determine to engage Halcyon Capital Markets for the remainder of this offering, Select Capital Corporation has agreed to use its best efforts to cooperate with us to accomplish an orderly transfer of management of this offering to Halcyon.

Risks Related to Our Proposed Transition of Dealer Managers

We may not receive regulatory approval for Halcyon Capital Markets to serve as our dealer manager for this offering, which could cause us to have to stop selling shares in this offering unless we and our current dealer manager decide to continue our current arrangement; additionally, all or some of the broker-dealers currently participating in this offering may decide not to enter into selling agreements with Halcyon Capital Markets,  which could negatively impact our ability to raise capital.

In order for Halcyon Capital Markets to serve as dealer manager for this offering, it must receive a letter from FINRA that FINRA has no objections to the proposed underwriting and other terms and arrangements of the offering. If FINRA does not provide approval of Halcyon Capital Markets, we will be required to secure another broker-dealer to serve as our dealer manager and obtain a FINRA no objections letter which would involve a substantial suspension of this offering.  Additionally, if there is a change in our dealer manager, all or some of the broker-dealers currently participating in this offering may decide not to enter into agreements with the dealer manager to sell shares of our common stock and our ability to raise capital will be negatively impacted, which will negatively impact our ability to acquire properties, pay our expenses and pay distributions to our stockholders.

Revised Amount Outstanding Under Loan to Private Asset Holdings

In June 2010, an affiliate of our advisor entered into an agreement to lend Private Asset Holdings, Inc., the 100% owner of our current dealer manager, a line of credit of up to two million dollars.  In December 2010, our affiliate canceled the line of credit and no further advances are permitted thereunder.  As of the date the line of credit was canceled and through the date of this supplement, the amount outstanding under the line of credit is $1.35 million.

Updated Mailing Address for Our Current Dealer Manager

The offices of our current dealer manager have moved.  Select Capital Corporation is currently located at 31351 Rancho Viejo Road, Suite 205, San Juan Capistrano, California 92675, and its telephone number is (866) 699-5338.

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